File No. 70-8733

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                   Amendment No. 1
                                          to
                              APPLICATION OR DECLARATION
                                          on
                                       FORM U-1
                                        under

                    The Public Utility Holding Company Act of 1935


   THE SOUTHERN COMPANY         SOUTHERN ELECTRIC      MOBILE ENERGY SERVICES
270 Peachtree Street, N.W.     INTERNATIONAL, INC.         HOLDINGS, INC.
 Atlanta, Georgia  30346       900 Ashwood Parkway      900 Ashwood Parkway
                                   Suite 500                  Suite 450
                             Atlanta, Georgia  30338   Atlanta, Georgia  30338

   SOUTHERN ELECTRIC        SEI HOLDINGS, INC.             SEI EUROPE, INC.
 WHOLESALE GENERATORS,     900 Ashwood Parkway           900 Ashwood Parkway
         INC.                   Suite 500                    Suite 500
  900 Ashwood Parkway    Atlanta, Georgia  30308       Atlanta, Georgia  30308
      Suite 500
Atlanta, Georgia  30338



                 (Name of company or companies filing this statement
                    and addresses of principal executive offices)

                                 THE SOUTHERN COMPANY
                  (Name of top registered holding company parent of
                             each applicant or declarant)


           Tommy Chisholm, Secretary          Thomas G. Boren, President
             The Southern Company                 Southern Electric
           270 Peachtree Street, N.W.            International, Inc.
            Atlanta, Georgia  30303              900 Ashwood Parkway
                                                     Suite 500
                                                Atlanta, Georgia  30338


                     (Names and addresses of agents for service)

           The Commission is requested to mail signed copies of all orders, notices and communications to:


                   W.L. Westbrook             Thomas G. Boren, President
              Financial Vice-President            Southern Electric
              The Southern Company                International, Inc.
             270 Peachtree Street, N.W.          900 Ashwood Parkway
               Atlanta, Georgia  30303                Suite 500
                                               Atlanta, Georgia  30338


                               John D. McLanahan, Esq.
                                 Troutman Sanders LLP
                              600 Peachtree Street, N.E.
                                     Suite 5200
                             Atlanta, Georgia  30308-2216

               The Application or Declaration heretofore filed in this

          proceeding is hereby amended and restated in its entirety to read as follows:

          Item 1.   Description of Proposed Transactions.

               1.1  Background.  The Southern Company ("Southern") is a

          registered holding company under the Public Utility Holding

          Company Act of 1935, as amended (the "Act").  Since 1987, its wholly-owned subsidiary, Southern Electric International, Inc.

          ("Southern Electric"), has engaged in the business of developing and rendering administrative, operational, construction and other services to independent power projects and foreign utility systems, including "qualifying facilities" ("QFs"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), "exempt wholesale generators" ("EWGs") and

          "foreign utility companies" ("FUCOs"), as defined under Sections

          32 and 33 of the Act, respectively, and other power projects which constitute a part of Southern's integrated electric utility system (collectively, "Projects").1

               Southern directly, or indirectly through one or more

          intermediate subsidiaries, including subsidiaries referred to as

          "Project Parents,"2 now holds investments in domestic EWGs in

          Virginia and Hawaii, and in foreign EWGs and FUCOs in England,

          Argentina, Chile, Trinidad and Tobago and The Bahamas.  Southern


               1 See File No. 70-7932, Holding Co. Act Rel. No. 26212, dated December 30, 1994 (the "December 1994 Order").

               2 See File No. 70-8421, Holding Co. Act Rel. Nos. 26096 and 26338, dated August 3, 1994 and July 25, 1995, respectively.

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






          also owns, indirectly, all of the equity interests in a non-

          exempt Project in Alabama.  At November 30, 1995, Southern's committed equity investment in all such Projects, including amounts represented by contingent equity funding arrangements,

          reimbursement arrangements, guaranties and the like, was

          approximately $1.362 billion, of which approximately $1.246 billion represents Southern's "aggregate investment" (as defined in Rule 53(a)) in EWGs and FUCOs.

               Appended as Exhibit H-1 hereto is an organizational chart

          showing at September 30, 1995 Southern's ownership interests in

          Southern Electric and in all Projects and Project Parents.

               Southern has initiated steps to consolidate its direct and indirect ownership interests in all EWGs and FUCOs (collectively,

          "Exempt Projects") and Project Parents under SEI Holdings, Inc.

          (hereinafter referred to as "Holdings").  Holdings, a Delaware corporation and a Project Parent within the meaning given in File

          No. 70-8421, was organized to facilitate Southern's acquisition and ownership of an interest in Hidroelectrica Alicura S.A., a

          FUCO which owns and operates a generating station in Argentina.

               1.2  Purpose of Proposed Reorganization.  The primary

          objective for the reorganization of Southern's ownership

          interests in Projects is to facilitate Holdings' access to external sources of debt and equity capital.  Other benefits will include simplifying the capital structure of Southern's project portfolio by eliminating unnecessary subsidiaries, making the overall project ownership structure more tax efficient, and


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






          reducing administrative costs, such as the costs of accounting,

          book keeping, and tax-return preparation.

               Specifically, Southern envisions that Holdings or

          subsidiaries of Holdings may from time to time issue equity and/or debt securities to third persons, i.e., investors and lenders other than Southern.  This would enable Holdings to finance at least a portion of its future investments in Projects with equity and debt provided by others, thereby reducing the financing pressures on Southern itself.  In this connection,

          Holdings intends to segregate its domestic and foreign Project interests in order to facilitate the attraction of investors who have elected to target a specific market segment (e.g., European or South American projects).  Further, some potential investors

          (e.g., insurance companies) may be subject to legal restrictions on permitted investments in non-U.S. entities or projects.

               1.3  Description of Interim Reorganization.  In the initial steps of this restructuring (herein referred to as the "Interim

          Reorganization"), Southern has contributed to Holdings all of the outstanding stock of Southern Electric Wholesale Generators, Inc.

          ("SEWG"), an EWG that directly and indirectly holds Southern's ownership interests in other domestic EWGs;3 and all of the outstanding stock of SEI Europe, Inc., a Project Parent which



               3 Southern Electric Wholesale Generators, Inc., a Delaware corporation, directly and indirectly through other EWGs holds Southern's investments in "eligible facilities" in Virginia and Hawaii and in Southern Energy Marketing, Inc., a power marketer that has been designated as an EWG by the Federal Energy Regulatory Commission.

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






          holds Southern's interest in a FUCO in England.  With certain exceptions, Southern intends to contribute to SEI Europe, Inc.

          its interests in other existing FUCOs, foreign EWGs, and Project

          Parents.4  Upon its acquisition of Southern's interests in other

          Exempt Projects and Project Parents, Holdings will continue to be a Project Parent within the meaning given in File No. 70-8421.

               The various steps in the Interim Reorganization, as

          described above, only involve adjustments in Southern's ownership of Exempt Projects (i.e., EWGs and FUCOs) and Project Parents.

          These steps have been and will be carried out in reliance upon

          Southern's current authorization in File No. 70-8421, under which

          Southern is authorized to organize and acquire the securities of

          Project Parents, whether before or after the acquisition of an

          Exempt Project, in order to hold the securities, directly or indirectly, of one or more Exempt Projects.  Southern's

          "aggregate investment," as defined in Rule 53(a), in all Exempt

          Projects and Project Parents will be unchanged as a result of the

          Interim Reorganization.

               Appended as Exhibit H-2 hereto is an organizational chart

          showing Southern's anticipated direct and indirect ownership of

          Southern Electric and of Exempt Projects and Project Parents

          currently owned following the Interim Reorganization.  Not all steps in the Interim Reorganization have been carried out, and





               4 SEI Europe, Inc. may, in turn, create additional Project Parents to own Southern's foreign Projects.

          the organizational structure depicted may be subject to some modification.

               In the future, to the extent possible, Southern intends to structure investments in any additional foreign Projects as direct or indirect subsidiaries of SEI Europe, Inc. (hereafter referred to as "International Holdings"), and investments in any additional domestic Projects as direct or indirect subsidiaries of SEWG (hereafter referred to as "Domestic Holdings").

               1.4  Description of Final Reorganization.  Subject to

          receipt of an order approving the Application or Declaration in this proceeding, Southern proposes to take several additional steps designed to consolidate its ownership of all current

          Projects, Project Parents and activities and functions related thereto under Holdings.  Specifically, Southern requests approval to contribute the common stock of Southern Electric to Holdings such that Southern Electric will be a first-tier subsidiary of

          Holdings (along with Domestic Holdings and International

          Holdings).  Southern Electric will continue to engage in those activities authorized under the December 1994 Order (viz.

          preliminary project development activities and the sale of operating, construction, project management, administrative and other similar services to associate Projects and to non-

          associates, including non-associate utilities and independent power projects).

               In connection with the foregoing, Southern Electric also

          requests authority to sell to International Holdings (or to subsidiaries thereof) the securities of two existing wholly-owned subsidiaries of Southern Electric whose operations are limited to the conduct of preliminary project development activities in foreign countries.5  The sales price for the shares of these two companies will be equal to Southern Electric's investment in them, which is currently less than $50,000 in the aggregate.  In addition, following the contribution of the common stock of

          Southern Electric to Holdings, Southern Electric proposes to distribute to Holdings all of the common shares of SEI Operadora de Argentina S.A., a wholly-owned subsidiary and a FUCO, and

          Holdings proposes to concurrently contribute such shares to

          International Holdings.

               Currently, Southern's sole non-exempt Project is Mobile

          Energy Services Company, L.L.C. ("MESC"), which Southern holds through a wholly-owned subsidiary, Mobile Energy Services

          Holdings, Inc. ("Mobile Energy").6  Southern will continue to hold all of the issued and outstanding common stock of Mobile

          Energy as a first-tier subsidiary company.  However, Southern


               5 These subsidiaries, which were organized in accordance with Southern Electric's authorization under the December 1994 Order, are Southern Electric International-Asia, Inc., which maintains Southern Electric's Hong Kong office, and Southern Electric International GmbH, which maintains Southern Electric's Vienna office.

               6 See File No. 70-8505, Holding Co. Act Rel. Nos. 26185 and 26330, dated December 13, 1994 and July 13, 1995, respectively. Through Mobile Energy, a statutory "holding company," Southern holds 99% of the equity ownership interests in MESC, an Alabama limited liability company. MESC owns a dedicated, inside-the-fence, industrial cogeneration complex in Mobile, Alabama. The remaining 1% equity ownership interest in MESC is, and will continue to be, held by Southern Electric.

          desires to direct some or all of the distributable cash flow and income from Mobile Energy to support the operations of and future financing by Holdings and/or Domestic Holdings.  To achieve this objective, Southern and Mobile Energy request approval for a recapitalization of Mobile Energy under Alabama law pursuant to which Southern would receive, as a distribution in respect of the currently issued and outstanding common stock of Mobile Energy,7 all of the authorized shares of a new class of non-voting

          preferred stock.  The recapitalization of Mobile Energy would not require Southern to make, or result in, any additional investment by Southern in Mobile Energy.  A copy of Mobile Energy's Amended and Restated Articles of Incorporation designating the new class of preferred stock is filed herewith as Exhibit A.

               The preferred stock of Mobile Energy will not be entitled to any vote on any matter except for (i) such matters as require a vote of preferred stockholders under Alabama law, and (ii) any subsequent amendments to the articles of incorporation of Mobile

          Energy that would affect the priorities of the holders of such shares to dividends and to distributions upon liquidation of

          Mobile Energy.

               Concurrently with its receipt of Mobile Energy's preferred stock, Southern requests approval to transfer such stock to

          Holdings as a contribution to the capital of Holdings; and

          Holdings, in turn, proposes to transfer such preferred stock to


               7 Mobile Energy has authorized and issued 1000 shares of common stock, par value $1.00 per share. It currently has no other authorized class of stock.

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






          Domestic Holdings as a contribution to the capital of that company.  Except as described above, the shares of common and preferred stock of Mobile Energy will not be issued or sold to any third person without receipt of a further order of this

          Commission.

               1.5  Authorization of Future Project Activities and

          Investments.  In the future, Southern contemplates that it will make investments in additional Projects through Holdings (or subsidiaries of Holdings) and that Holdings and its subsidiaries

          (principally Southern Electric) will conduct all other related project activities, including but not limited to project

          marketing and development, asset administration, and rendering of operations and maintenance, construction and other similar types of services to both associate Projects and to non-associates.

          Any investment in an Exempt Project (i.e., an EWG or FUCO) would be made in accordance with and subject to such limitations as may be imposed under Section 32 or 33, as the case may be, and all applicable rules of the Commission, including Rule 53.

               (a)  Acquisition of Certain "Energy-Related" Companies.

          Holdings requests authority herein to acquire, directly or indirectly through subsidiaries, in one or more transactions from time to time through December 31, 2000, the securities of or other interests in any one or more companies that derive or will derive substantially all of their revenues from the ownership and/or operation of any one or more of the following categories of energy-related facilities or businesses (hereafter referred to


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






          as "Energy-Related Companies"):  (i) QFs, including ownership or operation of any facilities that are necessary or incidental thereto, such as fuel production, transportation and handling facilities and equipment, and thermal energy utilization

          facilities purchased or constructed primarily to enable the QF to satisfy the useful thermal energy output requirements under

          PURPA; (ii) the production, conversion, and distribution of thermal energy products, such as steam, heat, hot and chilled water, air conditioning, compressed air and similar products; and

          (iii) the brokering and marketing of energy commodities,

          including but not limited to fuel, electricity and natural or manufactured gas.  Holdings may also acquire interests in other categories of "energy-related" businesses to the extent that any such acquisition may be exempted under a rule of general

          applicability hereafter adopted by the Commission.8

               (b)  Investments by Southern in Holdings.  Southern proposes to make additional investments in Holdings from time to time in order to finance the business of Holdings and its subsidiaries,

          including direct or indirect investments by Holdings in Southern

          Electric and in one or more Projects or Energy-Related Companies.

          Such additional investments in Holdings shall be made in

          accordance with Rules 52 and 45(b)(4), as applicable, provided



               8   Reference is made to the Commission's proposed Rule 58,
          which, if adopted, would conditionally exempt from the pre-approval requirements of Sections 9(a) and 10 of the Act acquisitions of the securities of certain categories of "energy-
          related companies."   See Holding Co. Act Release No. 26313,
          dated June 20, 1995.

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






          that: (i) any investment in Holdings made for the purpose of enabling Holdings to acquire directly or indirectly the

          securities of or other interest in any Exempt Project shall be subject to the limitations of Rule 53 and any other applicable rules; and (ii) any additional investment in Holdings made for the purpose of enabling Holdings to acquire directly or

          indirectly the securities of or other interest in any Energy-

          Related Company shall not exceed $300 million at any time

          outstanding or such greater amount as may be permitted under any rule of general applicability that the Commission may hereafter adopt.

               Holdings will use the proceeds of any additional financing by Southern (including the proceeds of borrowings from lenders other than Southern that are guaranteed by Southern, as described below), together with other internally generated funds and the proceeds of the sale of any securities issued to investors other than Southern or any associate company, to make investments in

          Projects and Energy-Related Companies, to make additional

          investments in Southern Electric, and to finance the costs of any other authorized or permitted activity.

               Holdings, Domestic Holdings, International Holdings and any

          Intermediate Subsidiary (as defined in paragraph (c), below)

          further propose to guaranty in one or more transactions from time to time through December 31, 2000, the securities of any other direct or indirect subsidiary thereof in an aggregate principal amount at any time outstanding not to exceed $1.2 billion,


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          provided that the issue and sale of any such securities are exempt from the declaration requirements of Section 6(a) of the

          Act, and provided further that any guaranty outstanding on

          December 31, 2000, shall remain in effect until it expires in accordance with its terms.  Guaranties of securities may take the form of direct guaranties of securities issued by any such direct or indirect subsidiary, stand-by equity funding commitments,

          obligations under capital maintenance agreements or under

          reimbursement agreements in respect of bank letters of credit, or other similar financial instruments or undertakings.

               (c)  Acquisition of Intermediate Subsidiaries.  Holdings,

          Domestic Holdings and International Holdings further request authority to make investments in Projects and Energy-Related

          Companies directly or indirectly through one or more subsidiaries

          (hereinafter referred to as "Intermediate Subsidiaries") that are organized exclusively for that purpose; provided, however, that such subsidiaries may also provide project development and management services to Projects or Energy-Related Companies held by them.  Any direct or indirect investment in an Intermediate

          Subsidiary organized to acquire or hold an Exempt Project will be treated for purposes of Rule 53 as if it were an investment in such Exempt Project; and any direct or indirect investment in an

          Intermediate Subsidiary organized to acquire and hold the

          securities of any Energy-Related Company will be treated as if it were an investment in such Energy-Related Company.




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






               (d)  Acquisition of Certain Other Special Purpose

          Subsidiaries.  Holdings, Domestic Holdings and International

          Holdings also requests approval to acquire, directly or

          indirectly, the securities of or other interest in one or more subsidiaries ("Special Purpose Subsidiaries") organized

          exclusively for the purpose of engaging in any of the activities that Southern Electric is currently authorized to engage in under the terms of the December 1994 Order, including preliminary project development and marketing, project management and

          administration, and rendering services to both associate Projects and Energy-Related Companies and to non-associates.  Southern envisions, for example, that Special Purpose Subsidiaries will be needed in order to establish and manage foreign project

          development offices, and to provide operations and maintenance,

          construction or asset management services, whether to an

          associate Project or Energy-Related Company or to a non-associate company.  Creating separate subsidiaries for such purposes serves to isolate the risks of one activity from others, and may be necessary to satisfy the requirements of applicable foreign or

          U.S. laws.

               (e)  Financial Guaranties by Southern.  Southern requests

          authority to guaranty in one or more transactions from time to time through December 31, 2000, the securities of Holdings or any direct or indirect subsidiary of Holdings in an aggregate

          principal amount at any one time outstanding not to exceed the

          $1.2 billion (the "Financial Guaranties").  Financial Guaranties


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          may take the form of direct guaranties of securities issued by

          Holdings or any subsidiary, stand-by equity funding commitments,

          obligations under capital maintenance agreements or under

          reimbursement agreements in respect of bank letters of credit, or other similar financial instruments or undertakings.

               Any Financial Guaranty issued by Southern with respect to

          securities of any Intermediate Subsidiary organized to acquire and hold the securities of any Exempt Project will be treated for purposes of Rule 53 as if it were a guaranty of the securities of such Exempt Project.  Thus, the aggregate outstanding principal amount of Financial Guaranties issued for such purpose, when added to Southern's "aggregate investment" at any time in all

          Exempt Projects, shall not exceed 50% of Southern's "consolidated retained earnings," or such greater percentage of Southern's

          "consolidated retained earnings" as the Commission may allow in any subsequent proceeding, including without limitation, File No.

          70-8725.    Any Financial Guaranties issued by Southern with

          respect to securities of an Intermediate Subsidiary organized to acquire and hold the securities of any Energy-Related Company shall be counted against the investment limitation in all such entities set forth above in Item 1.5(a).

               It is proposed that any Financial Guaranty outstanding on

          December 31, 2000, shall remain in effect until it expires in accordance with its terms.

               (f)  Pledge of Securities of Holdings or Subsidiaries.

          Finally, in connection with any sale of debt securities by


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          Holdings or any subsidiary of Holdings, it may be necessary for

          Southern, as the sole stockholder of Holdings, or Holdings,

          Domestic Holdings, International Holdings or any Intermediate

          Subsidiary, as the stockholder of any of their respective

          subsidiaries, to provide collateral security to the purchaser of such debt securities by pledging the shares of Holdings (if

          Holdings is the issuer) or of any direct or indirect subsidiary of Holdings (if a subsidiary of Holdings is the issuer).

          Similarly, it may be necessary for Domestic Holdings to pledge the preferred shares of Mobile Energy to secure borrowings from third-party lenders.  To the extent required, Southern, Holdings,

          Domestic Holdings, International Holdings and any Intermediate

          Subsidiary request approval to enter into stock pledge agreements as collateral security for any such securities issuances.

               1.6  Relationship to other Authorizations.  Upon issuance of the Commission's order approving this Application or Declaration,

          Southern will relinquish its authorization in File No. 70-8421

          (concerning "Project Parents"), but without prejudice to any transaction that has been consummated in reliance upon the authority granted by the Commission in that proceeding.  The term

          "Intermediate Subsidiary," as defined herein, is broader than,

          i.e., it subsumes, the term "Project Parent," as defined in File

          No. 70-8421.  For the same reason, upon the effective date of the order approving this Application or Declaration, Southern will also relinquish its authority in File No. 70-8277 to guaranty the securities of Exempt Projects issued to third-parties.  (All


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          other approvals granted in File No. 70-8277 shall remain

          unaffected).

               Finally, Southern understands that the issuance and sale of securities by a non-utility subsidiary of a registered holding company (which would include Holdings, Domestic Holdings,

          International Holdings and any Intermediate Subsidiary) in order to finance the authorized business of such subsidiary is

          conditionally exempt from Sections 6(a) and 7 of the Act pursuant to Rule 52, as recently amended, and that cash capital

          contributions and open account advances to such subsidiaries are exempt from Section 12(b) and Rule 45(a) thereunder pursuant to

          Rule 45(b), also as recently amended.9  Southern and such non-

          utility subsidiaries state that they will rely upon the

          exemptions under Rules 45(b) and 52, as in effect or as they may be further amended, to the extent applicable.

               Southern Electric will continue to engage in those

          activities currently authorized under the December 1994 Order.

          However, any additional investment by Southern in Southern

          Electric would be made indirectly through Holdings, as described above.  Any services rendered by any Special Purpose Subsidiary to a Project or other associate company will be subject to all of the terms, conditions and limitations of the December 1994 Order as if the terms, conditions and limitations of such order

          expressly applied to such Special Purpose Subsidiary.  Without limiting the foregoing, the amount that any Special Purpose


               9  See Holding Co. Act Rel. No. 26311, dated June 20, 1995.

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          Subsidiary may charge for services or goods sold to any Project or other associate company shall be limited to cost, as

          determined under Rules 90 and 91, except to the extent that the transaction falls within the scope of the exemption under Section

          13(b) that was granted in the December 1994 Order, in which case such services or goods may be sold at market prices.

               Under the terms of the December 1994 Order, Southern is

          authorized to guaranty performance by or act as indemnitor or surety with respect to contractual obligations of Southern

          Electric, any subsidiary of Southern Electric, or any Project entity in which Southern directly or indirectly holds an

          interests (collectively, "Performance Guaranties").  Southern requests a modification of the December 1994 Order so that it is clear that Southern may provide Performance Guaranties on behalf of Holdings and any direct or indirect subsidiary of Holdings,

          including Southern Electric and any Project, Energy-Related

          Company, or Intermediate Subsidiary.  Any such Performance

          Guaranty provided on behalf of an Intermediate Subsidiary that holds an interest in an Exempt Project shall, for purposes of

          Rule 53 and the December 1994 Order, be treated as if it is a

          Performance Guaranty provided on behalf of such Exempt Project.

               Holdings, Domestic Holdings, International Holdings and any

          Intermediate Subsidiary also propose to provide Performance

          Guaranties on behalf of any of their respective direct or

          indirect subsidiaries.  It is proposed that such Performance

          Guaranties would count against the limitation on the amount of

          Performance Guaranties that Southern may provide under the terms of the December 1994 Order only if, and to the extent that, the same are ultimately supported by an agreement or undertaking of

          Southern itself.

               1.7  Other Matters.  It is proposed that Southern and

          Holdings file a single consolidated quarterly report pursuant to

          Rule 24 on all investments in Projects and Energy-Related

          Companies and other activities of Holdings and its subsidiaries.

          Such report shall be in the same form as, and in lieu of, the combined report currently being filed in File Nos. 70-7932 and

          70-8421.



          Item 2.   Fees, Commissions and Expenses.

               The fees, commissions and expenses paid or incurred and to be paid or incurred in connection with the proposals contained herein are estimated not to exceed $15,000, including the

          Commission's filing fee of $2,000.




















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          Item 3.   Applicable Statutory Provisions.

               The applicants believe that the following proposed

          transactions are or may be subject to the requirements of the following provisions of the Act and rules thereunder:
                   Transaction                Applicable Section or Rule

           Contribution to Holdings by     Sections 9(a), 10, 12(b) and
           Southern of the common          12(f); Rules 43, 45 and 54
           stock of Southern Electric,
           and acquisition thereof by
           Holdings

           Amendment to the Articles       Sections 6(a), 7, 9(a) and 10;
           of Incorporation of Mobile      Rule 54
           Energy and issuance of
           shares of a new class of
           preferred stock of Mobile
           Energy to Southern; and the
           acquisition thereof by
           Southern


           Contribution to Holdings by     Sections 9(a), 10, 12(b) and
           Southern of the shares of       (f); Rules 43, 45 and 54
           existing Project Parents,       (Deemed to be authorized under
           and contribution to             orders issued in File No. 70-
           International Holdings of       8421)
           such shares by Holdings;
           and acquisition of such
           shares by Holdings and by
           International Holdings


           Contribution to Holdings by     Sections 9(a), 10, 12(b) and
           Southern of the common          (f); Rules 43, 45 and 54
           stock of SEWG, and              (Deemed to be authorized under
           acquisition thereof by          orders issued in File No. 70-
           Holdings                        8421)
           Contribution to Holdings by     Sections 9(a), 10, 12(b) and
           Southern of the preferred       (f); Rules 43, 45 and 54
           stock of Mobile Energy, and
           contribution to Domestic
           Holdings of such shares by
           Holdings, and the
           acquisition thereof by
           Holdings and Domestic
           Holdings



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                   Transaction                Applicable Section or Rule

           Sale to International           Sections 9(a), 10 and 12(f);
           Holdings or subsidiaries        Rule 43
           thereof by Southern
           Electric of shares of
           project development
           subsidiaries, and the
           acquisition of such shares
           by International Holdings

           Acquisition by Holdings,        Sections 9(a)(1) and 10; Rule
           Domestic Holdings or            54
           International Holdings of
           securities of Energy-
           Related Companies


           Acquisition by Holdings,        Sections 9(a)(1) and 10; Rule
           Domestic Holdings or            54
           International Holdings of
           securities of Intermediate
           Subsidiaries and of
           Special Purpose
           Subsidiaries

           Issuance of the Financial       Sections 6(a), 7, 12(b), 32 and
           Guaranties by Southern          33; Rules 45(a), 53 and 54


           Guaranties of securities of     Sections 6(a), 7, 12(b), 32 and
           subsidiaries by Holdings,       33; Rules 45(a), 53 and 54
           Domestic Holdings,
           International Holdings and
           any Intermediate Subsidiary

           Guaranties of Performance       Section 12(b); Rule 45(a)
           by Southern, Holdings,          (December 1994 Order, as
           Domestic Holdings,              modified herein, deemed
           International Holdings and      applicable)
           any Intermediate Subsidiary
           Pledge by Southern of stock     May be subject to Sections
           of Holdings and by              6(a), 7, and 12(b); Rule 45(a)
           Holdings, Domestic Holdings
           International Holdings and
           Intermediate Subsidiaries
           of stock of their
           respective subsidiaries





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               In accordance with Rule 53(a)(4), Southern hereby certifies that a copy of the Application or Declaration in this proceeding has been, and this Amendment No. 1 will be, filed with each regulatory commission having jurisdiction over the retail rates of Southern's public utility subsidiaries.



          Item 4.   Regulatory Approval.

               The proposed transactions are not subject to the

          jurisdiction of any state commission or of any federal commission other than the Commission.



          Item 5.   Procedure.

               The applicants request that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.  The applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the

          Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.



          Item 6.   Exhibits and Financial Statements.

               (a)  Exhibits.

                    A    -    Amended and Restated Articles of
                              Incorporation of Mobile Energy Services
                              Holdings, Inc. (To be filed by Amendment).


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                    G    -    Form of Federal Register Notice.

                    H - 1 Organizational Chart Showing Ownership of Southern Electric and Projects as of September 30, 1995. (To be filed by Amendment).

                    H - 2 Organizational Chart Showing Ownership of Southern Electric and Projects Following Interim Reorganization. (To be filed by Amendment).

               (b)  Financial Statements.

                              Not applicable.


          Item 7.   Information as to Environmental Effects.

               (a)  In light of the nature of the proposed transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

               (b)  No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding

          Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

          Dated:  December 8, 1995

                                        THE SOUTHERN COMPANY

                                        By: /s/Tommy Chisholm
                                            Tommy Chisholm
                                            Secretary
                         (Signatures Continued on Next Page)


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                                        MOBILE ENERGY SERVICES HOLDINGS,
                                        INC.

                                        By: /s/Tommy Chisholm
                                            Tommy Chisholm
                                            Vice President


                                        SOUTHERN ELECTRIC INTERNATIONAL,
                                        INC.

                                        By: /s/Tommy Chisholm
                                             Tommy Chisholm
                                             Secretary


                                        SEI HOLDINGS, INC.

                                        By: /s/Tommy Chisholm
                                             Tommy Chisholm
                                             Secretary


                                        SOUTHERN ELECTRIC WHOLESALE
                                        GENERATORS, INC.

                                        By: /s/Tommy Chisholm
                                             Tommy Chisholm
                                             Secretary


                                        SEI EUROPE, INC.

                                        By: /s/Tommy Chisholm
                                             Tommy Chisholm
                                             Secretary

















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